August 7, 2006
Russell Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
U.S.A.

Re:	Qimonda AG Registration Statement on Form F-1 relating to the Initial Public Offering of its American Depositary Shares
Dear Mr. Mancuso and Mr. Mumford:
     By letter dated August 4, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form F-1, File No. 333-135913, filed by Qimonda AG (the “Company”) with the Commission on July 21, 2006, Amendments 1 and 2 to such Registration Statement, filed by the Company with the Commission on July 27, 2006, Amendment 3, filed by the Company on August 4, 2006 and Amendment 4, filed by the Company on August 4, 2006. This letter sets forth the Company’s responses to the Staff’s comments on such filings. Concurrently with this letter, the Company is filing its Amendment No. 5 to such Registration Statement on Form F-1 relating to the Initial Public Offering of its American Depositary Shares (as so amended, the “Registration Statement”) with the Commission.
     For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.

Mr. Russell Mancuso
Mr. Jay Mumford
August 7, 2006
p.2
Prospectus Cover Page
1.	We note your response to our prior comment 1. Because HypoVereinsbank is on the cover of the prospectus being used for offers in the United States it needs to be registered as a broker-dealer in the United States, or its U.S. registered broker-dealer needs to be listed as well. Please revise your cover page.
Response:
     The Company advises the Staff that it revised the cover and back pages of the prospectus included in Amendment No. 5 to the Registration Statement by removing “HypoVereinsbank” and replacing it with the name of HypoVereinsbank’s U.S. registered broker-dealer affiliate, HVB Capital Markets, Inc.
Exhibit 5.1
2.	Please file a dated and executed opinion as an exhibit.
Response:
     The Company advises the Staff that it intends to file a dated and executed opinion of counsel on Tuesday, August 8, 2006 by 9:30 a.m. Eastern Daylight Time, subsequent to the registration of the Company’s capital increase in the local commercial court in Munich, Germany.
3.	It is inappropriate for counsel to qualify in its opinion paragraph 2 the meaning of “fully paid.” Please obtain a revised opinion without the language contained in parentheses following such term.
Response:
     The Company advises the Staff that the opinion of counsel included as Exhibit 5.1 to Amendment No. 5 to the Registration Statement has been revised by counsel to remove the language in the parentheses qualifying the meaning of “fully paid.”
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     If you have any questions or require any additional information with respect to the above, please do not hesitate to call me at +49 69 97 10 30 or my colleagues Rachelle Tilly (+44 207 614 2249) or Roland S. Chase (+1 212 225 2464).

Mr. Russell Mancuso
Mr. Jay Mumford
August 7, 2006
p.3
Sincerely,
/s/ Ward A. Greenberg
Ward A. Greenberg

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